Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY
CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended June 30, 2006
(millions)
Operating Revenue	$5,725

Operating Expenses	4,830

Income from operations	895

Other income	82

Interest and related charges	320

Income before income taxes	657

Income taxes	228

Income from continuing operations	429

Loss from discontinued operations (net of income tax benefit of $185)	(311)

Cumulative effect of change in accounting principle (net of income taxes of $3)	(4)

Net income	114

Preferred Dividends	16

Balance available for common stock	$98